Country Style Cooking Restaurant Chain Reports First Quarter 2012 Financial Results

1Q12 Revenues up 28.1% YoY to RMB285.2 Million

1Q12 Net Income up 55.1% YoY to RMB18.3 Million

1Q12 Adjusted Net Income (non-GAAP) was RMB5.0 Million

Chongqing, China, May 17, 2012 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the first quarter of 2012.

First Quarter 2012 Financial Highlights

•	Revenues in the first quarter of 2012 were RMB285.2 million ($45.3 million), an increase of 28.1% from RMB222.6 million in the same quarter of 2011.

•	Comparable restaurant sales increased by 1.1% from the same quarter of 2011. There were 123 restaurants in the comparison.

•	Restaurant level operating margin was 11.3%, a decrease of 680 basis points from the same quarter of 2011.

•	Net income for the first quarter 2012 was RMB18.3 million ($2.9 million), an increase of 55.1% from RMB11.8 million in the same quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and a one-time tax income, was RMB5.0 million ($0.8 million), compared to adjusted net income (non-GAAP) of RMB14.5 million in the same quarter of 2011.

•	Diluted net income per American depositary share (“ADS”) was RMB0.69 ($0.11). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and a one-time tax income, was RMB0.19 ($0.03). Each ADS represents four ordinary shares of the Company.

•	Total number of restaurants increased by a net of 13 in the first quarter of 2012 to 212, covering 21 cities as of March 31, 2012, and up from 140 as of March 31, 2011.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “I am pleased that in the first quarter of 2012, we grew revenues to RMB 285.2 million, representing an increase of 28.1% over the prior year period and beating our previous revenue guidance. During the quarter, we continued our restaurant network expansion, adding a net of 13 restaurants. For the remainder of 2012, we reiterate our plan to open around 70 new restaurants, with approximately 60% of the new restaurants to be located in our home markets of Southwest China and the other 40% of the new restaurants in other regions of China.”

Ms. Hong Li continued, “We managed to lower our operating expenses, bringing them down by 2.6% from the fourth quarter of 2011. We are still aiming for further operating expense reductions, recognizing that we have incurred an operating loss of RMB3.3 million, mainly due to impairment charges of RMB2.5 million. Going forward, we will continue our focus on bringing our operating costs in line with a tightened budget that supports both profitability and growth.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “During the first quarter of 2012, the company faced significant cost control challenges, some lingering from previous quarters. Yet, our introduction of new key performance indicators and novel programs designed to improve operational profitability are beginning to show results, as evidenced by the quarter-on-quarter reduction of operating expenses combined with solid top-line growth.”

First Quarter 2012 Financial Performances

Revenues in the first quarter of 2012 increased by 28.1% to RMB285.2 million ($45.3 million) from RMB222.6 million in the same period in 2011. Revenue growth was primarily supported by the Company’s expanding restaurant network. During the first quarter 2012, Country Style Cooking opened a net of 13 restaurants, bringing the total restaurant count to 212 as of March 31, 2012, compared to its total restaurant count of 140 as of March 31, 2011. Comparable restaurant sales increased by 1.1% compared with the same quarter of 2011. There were 123 restaurants in the comparison.

Costs of food and paper increased by 35.0% to RMB134.3 million ($21.3 million) in the first quarter of 2012 from RMB99.5 million in the same quarter of 2011, primarily as a result of restaurant expansion and increased food costs. As a percentage of revenues, cost of food and paper increased to 47.1% in the first quarter of 2012 from 44.7% in the same quarter of 2011. Restaurant staff catering and welfare expenses were reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses Prior period numbers have been reclassified accordingly to conform with the current presentation. For details, please refer to note 1 in Condensed Consolidated Statements of Income.

Restaurant wages and related expenses increased by 38.6% to RMB57.8 million ($9.2 million) in the first quarter of 2012 from RMB41.7 million in the same quarter of 2011. The increase was attributable to increased headcount and wage levels. As a percentage of revenues, restaurant wages and related expenses increased to 20.2% in the first quarter of 2012 from 18.7% in the same period in 2011.

Restaurant rent expenses increased by 52.3% to RMB30.6 million ($4.9 million) in the first quarter of 2012 from RMB20.1 million in the same quarter of 2011. As with other expense categories, the increase primarily arose from expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 10.7% in the first quarter of 2012 from 9.0% in the first quarter of 2011.

Restaurant utility expenses increased by 38.5% to RMB18.7 million ($3.0 million) in the first quarter of 2012 from RMB13.5 million in the same quarter of 2011. As a percentage of revenues, restaurant utility expenses were 6.6% in the first quarter of 2012, up slightly from 6.1% in the first quarter of 2011.

Other restaurant operating expenses increased by 58.8% to RMB11.7 million ($1.9 million) in the first quarter of 2012 from RMB7.4 million in the same quarter of 2011, primarily due to increased spending in warehousing, logistics and in-store promotions. As a percentage of revenues, other restaurant operating expenses increased slightly to 4.1% in the first quarter of 2012 from 3.3% in the first quarter of 2011.

Restaurant-level operating margin was 11.3% in the first quarter of 2011, a decrease of 680 basis points over the same period in 2011. The decrease was primarily driven by the large number of newly-opened restaurants, where operations take time to ramp up to higher levels of profitability.

Selling, general and administrative (SG&A) expenses increased by 34.6% to RMB16.0 million ($2.5 million) in the first quarter of 2012, compared to RMB11.9 million in the same period in 2011, reflecting increased restaurant openings during the first quarter of 2012 and increased spending on administrative staff cost, including higher share-based compensation expenses. Share-based compensation expenses included in SG&A amounted to RMB3.6 million ($0.6 million) in the first quarter of 2012, compared to RMB2.0 million in the first quarter of 2011. As a percentage of revenues, SG&A expenses increased to 5.6% in the first quarter of 2012 from 5.3% in the same quarter of 2011.

Pre-opening expense for the first quarter of 2012 amounted to RMB3.3 million ($0.5 million), representing an increase of 116.5% as compared to RMB1.5 million in the same quarter of 2011, primarily because of the expansion in the Company’s restaurant network. As a percentage of revenues, pre-opening expense increased to 1.2% in the first quarter of 2012 from 0.7% in the same quarter of 2011.

Depreciation expense for the first quarter of 2012 amounted to RMB13.6 million ($2.2 million), representing an increase of 77.3% as compared to RMB7.7 million in the same quarter of 2011, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 4.8% in the first quarter of 2012 from 3.4% in the same quarter of 2011.

Impairment charges were RMB2.5 million ($0.4 million) in the first quarter of 2012, representing costs related to asset impairment costs with three underperforming restaurants.

Loss from operations for the first quarter of 2012 was RMB3.3 million ($0.5 million), compared to an income from operations of RMB18.3 million in the same period in 2011.

Interest income for the first quarter of 2012 was RMB5.2 million ($0.8 million), representing an increase of 101.3% as compared to RMB2.6 million in the same period in 2011.

Income tax benefit in the first quarter of 2012 was RMB17.2 million ($2.7 million), compared to income tax expenses of RMB5.1 million in the same period in 2011. As previously disclosed in the Company’s Form 20-F for the year ended December 31, 2011, filed with the SEC on April 25, 2012, the Company reversed its income tax liability of RMB11.4 million ($1.8 million) previously accrued in connection with income tax rate change for 2008 and 2010, as well as the additional income tax expense of RMB6.4 million ($1.0 million) for 2009.

Net income was RMB18.3 million ($2.9 million), representing an increase of 55.1% from RMB11.8 million in the first quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and a one-time tax income, was RMB5.0 million ($0.8 million) in the first quarter of 2012, compared to RMB14.5 million in the first quarter of 2011.

Diluted net income per ADS in the first quarter of 2012 was RMB0.69 ($0.11), compared to diluted net income per ADS of RMB0.44 in the first quarter of 2011. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and a one-time tax income, was RMB0.19 ($0.03) in the first quarter of 2012, compared to RMB0.55 in the first quarter of 2011. The Company had approximately 26.3 million weighted average diluted ADSs outstanding during the quarter ended March 31, 2012.

EBITDA (non-GAAP), defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB9.4 million ($1.5 million) in the first quarter of 2012, compared to RMB21.9 million from the same quarter of 2011. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income, impairment charges and share-based compensation, was RMB17.3 million ($2.7 million) in the first quarter of 2012, compared to RMB29.7 million in the same quarter of 2011.

As of March 31, 2012, the Company had cash, cash equivalents and short-term investments of RMB495.1 million ($78.6 million), compared to RMB517.5 million as of December 31, 2011.

Net cash provided by operating activities was RMB27.3 million ($4.3 million) in the three months ended March 31, 2012, down from RMB32.6 million in the same period in 2011.

Resignation of Mr. Caimin Zhong as President and Director

The Company also announced that its president and director, Mr. Caimin Zhong, is resigning from his positions at Country Style Cooking due to personal reasons, effective May 30, 2012. Mr. Zhong has served as director at Country Style Cooking since the Company’s initial public offering in September 2010. He was later appointed as president of the Company in May 2011 and has made significant contributions to the Company's growth and development.

Outlook

For the second quarter of 2012, the Company currently estimates that its revenues will be between RMB285 million ($45 million) and RMB295 million ($47 million), representing a year-over-year growth of between approximately 22% and 26%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percent of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2975 to US$1.00 on March 30, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 pm, Eastern Time on May 17, 2012, which is 8:30 am, Beijing Time on May 18, 2012, to discuss first quarter 2012 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-718-354-1231
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	78027063

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding the one-time tax income and share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding one-time tax income and share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, impairment charges and share-based compensation. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. It also excludes the one-time tax income that has a direct cash-flow impact on our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter 2012, the new restaurant opening plan for full year 2012 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of March 31,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	327,546	305,058	48,441
Short-term investments	190,000	190,000	30,171
Due from related parties	100	-	-
Inventories	48,442	35,952	5,709
Prepaid rent	10,674	9,571	1,520
Prepaid expenses and other current assets	15,078	16,326	2,592
Deferred income taxes-current	3,216	3,216	511
Total current assets	595,056	560,123	88,944
Property and equipment, net	298,125	351,116	55,755
Goodwill	6,019	6,019	956
Deferred income taxes - non current	4,879	4,879	775
Deposits for leases	16,695	16,750	2,660
Total assets	920,774	938,887	149,090

Current liabilities:
Accounts payable	43,702	31,762	5,044
Deferred revenue	4,303	3,759	597
Accrued payroll	22,764	21,007	3,336
Income taxes payable	17,554	5,004	795
Other current liabilities	34,778	54,540	8,661
Total current liabilities	123,101	116,072	18,433
Deferred rent - non current	15,610	18,078	2,871
Prepaid subscription	391	333	53
Advanced receipts from depositary bank	3,768	3,650	580
Total liabilities	142,870	138,133	21,937

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 103,844,239 and 103,950,247 shares issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	741	742	118
Additional paid-in capital	702,995	707,620	112,365
Retained earnings	82,432	100,699	15,989
Accumulated other comprehensive loss	(8,264)	(8,307)	(1,319)
Total equity	777,904	800,754	127,153

Total liabilities and equity	920,774	938,887	149,090

Condensed Consolidated Statements of Income

(Amounts in thousands, except shares, per share and per ADS data)

(Unaudited)

	For the three months ended March 31,
	2011		2012
	RMB	%	RMB	%	US$

Revenue - restaurant sales	222,593	100.0	285,248	100.0	45,295
Costs and expenses:
Restaurant expenses:
Food and paper[1]	99,502	44.7	134,315	47.1	21,328
Restaurant wages and related expenses[12]	41,673	18.7	57,752	20.2	9,171
Restaurant rent expense	20,125	9.0	30,641	10.7	4,866
Restaurant utilities expense	13,503	6.1	18,700	6.6	2,969
Other restaurant operating expenses[1]	7,397	3.3	11,749	4.1	1,866
Selling, general and administrative expenses[2]	11,880	5.3	15,989	5.6	2,539
Pre-opening expenses	1,533	0.7	3,319	1.2	527
Depreciation	7,664	3.5	13,585	4.8	2,157
Impairment charges	995	0.5	2,529	0.9	402
Total operating expenses	204,272	91.8	288,579	101.2	45,825

Income/(loss) from operations	18,321	8.2	(3,331)	(1.2)	(530)

Interest income	2,595	1.2	5,225	1.8	830
Foreign exchange loss	(5,062)	(2.3)	(105)	(0.0)	(17)
Other income/(expense)	987	0.5	(703)	(0.2)	(112)
Income before income taxes	16,841	7.6	1,086	0.4	171

Income tax expense/(benefit)	5,067	2.3	(17,181)	(6.0)	(2,728)
Net income	11,774	5.3	18,267	6.4	2,899

Basic net income per share	0.12		0.18		0.03
Diluted net income per share	0.11		0.17		0.03
Basic net income per ADS	0.48		0.70		0.11
Diluted net income per ADS	0.44		0.69		0.11
Basic weighted average ordinary shares outstanding	103,220,491		103,871,006		103,871,006
Diluted weighted average ordinary shares outstanding	106,088,368		105,182,834		105,182,834

1 Restaurant staff catering and welfare expenses were reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation. The reclassified expenses amounted to RMB 4.1 million and RMB 5.6 million in 2011 and 2012 respectively

2 Includes share-based compensation expenses of RMB2.7 million and RMB4.5 million ($0.7 million) for the three months ended March 31, 2011 and 2012, respectively.

Condensed Statements of Consolidated Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2011	2012
	RMB	RMB	US$

Net income	11,774	18,267	2,899
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(676)	(43)	(7)
Comprehensive income	11,098	18,224	2,892

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2011	2012
	RMB	RMB	US$
Operating activities:
Net income	11,774	18,267	2,899
Adjustments to reconcile net income to net cash provided from operating activities:
Loss/(gain) on disposals of property and equipment	46	(44)	(7)
Impairments	995	2,529	402
Depreciation	7,664	13,585	2,157
Share based compensation	2,683	4,519	718
Changes in operating assets and liabilities:
Due from related parties	(98)	100	16
Inventories	346	12,490	1,983
Prepaid rent	1,582	1,103	175
Prepaid expense and other current assets	3,186	(1,248)	(198)
Deposits for leases	(481)	(55)	(9)
Accounts payable	455	(11,940)	(1,896)
Deferred revenue	(19)	(544)	(86)
Due to related parties	240	-	-
Accrued payroll	1,731	(1,757)	(279)
Income taxes payable	2,105	(12,550)	(1,993)
Deferred rent	872	2,589	411
Other liabilities	(517)	243	40
Net cash provided by operating activities	32,564	27,287	4,333
Investing activities:
Restaurant and office space capital expenditures	(38,751)	(49,982)	(7,937)
Proceeds from disposal	-	224	36
Net cash used in investing activities	(38,751)	(49,758)	(7,901)
Financing activities:
Proceeds from exercise (early exercise) of employee stock options	-	26	4
Net cash provided by financing activities:	-	26	4
Effect of exchange rate	(857)	(43)	(7)
Net decrease in cash and cash equivalents	(7,044)	(22,488)	(3,571)
Cash and cash equivalents, beginning of period	612,583	327,546	52,012
Cash and cash equivalents, end of period	605,539	305,058	48,441

Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended March 31,
	2011	2012
	RMB	RMB	US$

Net income	11,774	18,267	2,899
Share-based compensation expenses:
Restaurant wages and related expenses	659	872	139
Selling, general and administrative expenses	2,024	3,647	579
One-time tax income	-	(17,769)	(2,822)
Adjusted net income (non-GAAP)	14,457	5,017	795

Diluted net income per ADS	0.44	0.69	0.11
Adjusted diluted net income per ADS (non-GAAP)	0.55	0.19	0.03
Diluted weighted average ADSs outstanding	26,522,092	26,295,709	26,295,709

	Three months ended March 31,
	2011	2012
	RMB	RMB	US$

Net income	11,774	18,267	2,899
Income tax expense/(benefit)	5,067	(17,181)	(2,728)
Interest income	(2,595)	(5,225)	(830)
Depreciation and amortization	7,664	13,585	2,157
EBITDA (Non-GAAP)	21,910	9,446	1,498

EBITDA (Non-GAAP)	21,910	9,446	1,498
Foreign exchange loss	5,062	105	17
Other income/(expense)	(987)	703	112
Impairment charges	995	2,529	402
Share-based compensation expenses
Restaurant wages and related expenses	659	872	139
Selling, general and administrative expenses	2,024	3,647	579
Adjusted EBITDA (Non-GAAP)	29,663	17,302	2,747